SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
ADR (*)	Common		7,101	0.0021	0.0012
ADR (*)	Preferred		287,535	0.1066	0.0467
Shares	Common		124,882	0.0361	0.0203
Shares	Preferred		659,170	0.2443	0.1070

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly with the Company	Buy	29	3,300	47.96	158,259.30
Shares	Common	Directly with the Company	Buy	29	186	47.96	8,908.99
			Total Buy		3,486		167,168.29
Shares	Common	Itaú Corretora	Buy	07	1,200	127.00	152,400.00
Shares	Common	Itaú Corretora	Buy	07	200	127.10	25,420.00
Shares	Common	Itaú Corretora	Buy	07	200	127.47	25,494.00
Shares	Common	Itaú Corretora	Buy	07	200	127.56	25,512.00
Shares	Common	Itaú Corretora	Buy	07	200	127.60	25,520.00
Shares	Common	Itaú Corretora	Buy	07	200	127.62	25,524.00
Shares	Preferred	Directly with the Company	Buy	29	16,498	47.96	791,200.60
Shares	Preferred	Directly with the Company	Buy	29	923	47.96	44,209.66
			Total Buy		19,621		1.115.280,26
Shares	Preferred	Itaú Corretora	Sell	07	54	125.70	6,787.80
Shares	Preferred	Itaú Corretora	Sell	07	1	125.74	125.74
Shares	Preferred	Itaú Corretora	Sell	07	100	125.85	12,585.00
Shares	Preferred	Itaú Corretora	Sell	12	100	126.00	12,600.00
Shares	Preferred	Itaú Corretora	Sell	13	2,100	121.00	254,100.00
Shares	Preferred	Itaú Corretora	Sell	13	400	122.99	49,196.00
Shares	Preferred	Itaú Corretora	Sell	13	65	120.66	7,842.90
Shares	Preferred	Itaú Corretora	Sell	13	100	120.86	12,086.00
Shares	Preferred	Itaú Corretora	Sell	14	1,200	121.40	145,680.00
Shares	Preferred	Itaú Corretora	Sell	14	2,500	121.98	304,950.00
Shares	Preferred	Itaú Corretora	Sell	15	400	121.53	48,612.00
Shares	Preferred	Itaú Corretora	Sell	15	100	121.98	12,198.00
Shares	Preferred	Itaú Corretora	Sell	15	74	121.50	8,991.00
Shares	Preferred	Itaú Corretora	Sell	18	2,400	126.65	303,960.00
Shares	Preferred	Itaú Corretora	Sell	18	1,500	126.75	190,125.00
Shares	Preferred	Itaú Corretora	Sell	18	3,600	126.77	456,372.00
Shares	Preferred	Itaú Corretora	Sell	18	50	126.60	6,330.00
Shares	Preferred	Itaú Corretora	Sell	19	600	127.80	76,680.00
Shares	Preferred	Itaú Corretora	Sell	19	300	127.88	38,364.00
Shares	Preferred	Itaú Corretora	Sell	19	70	127.70	8,939.00
Shares	Preferred	Itaú Corretora	Sell	19	400	127.85	51,140.00
Shares	Preferred	Itaú Corretora	Sell	22	300	127.95	38,385.00
Shares	Preferred	Itaú Corretora	Sell	22	100	127.98	12,798.00
Shares	Preferred	Itaú Corretora	Sell	22	30	127.85	3,835.50

Shares	Preferred	Itaú Corretora	Sell	26	1,000	128.75	128,750.00
Shares	Preferred	Itaú Corretora	Sell	26	100	128.76	12,876.00
Shares	Preferred	Itaú Corretora	Sell	26	70	128.70	9,009.00
Shares	Preferred	Ágora Corretora	Sell	28	2,000	130.35	260,700.00
Shares	Preferred	Ágora Corretora	Sell	29	1,000	131.00	131,000.00
Shares	Preferred	Ágora Corretora	Sell	29	900	131.01	117,909.00
Shares	Preferred	Ágora Corretora	Sell	29	100	131.21	13,121.00
			Total Sell		21,714		2,736,047.04

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
ADR (*)	Common	7,101	0.0021	0.0012
ADR (*)	Preferred	287,535	0.1066	0.0467
Shares	Common	128,368	0.0371	0.0208
Shares	Preferred	657,077	0.2435	0.1066

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		313,212,001	90.6526	50.9341
Shares	Preferred		125,298,841	46.5055	20.3759
Simple Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures		1,309	1.0488	0.6338

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	15	12,200	98.00	1,195,600.00
Shares	Common	Credit Suisse	Buy	20	100	104.99	10,499.00
Shares	Common	Credit Suisse	Buy	20	1,100	105.00	115,500.00
Shares	Common	Credit Suisse	Buy	20	200	105.34	21,068.00
Shares	Common	Credit Suisse	Buy	20	200	105.67	21,134.00
Shares	Common	Credit Suisse	Buy	20	500	105.76	52,880.00
Shares	Common	Credit Suisse	Buy	20	500	105.77	52,885.00
Shares	Common	Credit Suisse	Buy	20	1,000	105.78	105,780.00
Shares	Common	Credit Suisse	Buy	20	3,300	105.84	349,272.00
Shares	Common	Credit Suisse	Buy	20	3,000	105.85	317,550.00
Shares	Common	Credit Suisse	Buy	20	500	105.96	52,980.00
Shares	Common	Credit Suisse	Buy	20	2,500	105.97	264,925.00
Shares	Common	Credit Suisse	Buy	20	103,100	106.00	10,928,600.00
Shares	Common	Credit Suisse	Buy	21	100	105.23	10,523.00
Shares	Common	Credit Suisse	Buy	21	120,900	106.00	12,815,400.00
			Total Buy		249.200		26.314.596,00
Shares	Common	Itaú Corretora	Sell	19	1,400	103.00	144,200.00
Shares	Common	Itaú Corretora	Sell	19	200	103.02	20,604.00
Shares	Common	Itaú Corretora	Sell	19	400	103.50	41,400.00
			Total Sell		2,000		206,204.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	314,260,861	90.7451	51.0057
Shares	Preferred	125,687,808	46.5826	20.3996
Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,
(,) Each ADR is equivalent to 1 share
Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer